UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2024

Commission File Number: 001-38203

Mynd.ai, Inc.

Maples Corporate Services Limited,

PO Box 309,

Ugland House,

Grand Cayman

Cayman Island KY1-1104

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

This Report on Form 6-K is being filed by Mynd.ai, Inc. (the “Company” or “Mynd”), which was formerly known as Gravitas Education Holdings, Inc. (“GEHI”). As previously reported by the Company in its Form 6-K filed with the U.S. Securities and Exchange Commission on December 13, 2023, on such date, the Company completed a merger and related transactions pursuant to which the Company acquired from a certain controlled subsidiary of NetDragon Websoft Holdings Limited (HKEX: 0777, “NetDragon”), a Cayman Islands exempted company, all of NetDragon’s education business located outside of the Peoples Republic of China.

As of the date hereof, there are a total of 456,477,820 ordinary shares, par value U.S. $0.001 of the Company that are issued and outstanding. Effective December 13, 2023, the Company’s American Depositary Shares are listed on the NYSE American, LLC under the ticker symbol “MYND” and each ADS represents ten (10) ordinary shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynd.ai, Inc.

	By	:	/s/ Arthur Giterman
	Name	:	Arthur Giterman
	Title	:	Chief Financial Officer

Date: January 5, 2024